Writer's Direct Dial: (212) 225-2142 E-Mail: wgroll@cgsh.com

January 13, 2010

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7553

Attention:  Lilyanna L. Peyser, Esq.

Dear Ms. Peyser:

On behalf of Albany International Corp., this will confirm our conversation in which the Staff agreed to extend until February 1, 2010 the time for Albany to respond to the Staff’s comment letter dated December 31, 2009.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ William A. Groll
William A. Groll

cc:	Dr. Joseph G. Morone
Charles J. Silva, Jr., Esq.